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MEDICURE PRESENTS MATCHED RESULTS AT THE 21st
ANNUAL MEETING OF THE AMERICAN SOCIETY OF
HYPERTENSION

NEW CLINICAL DATA PRESENTED

WINNIPEG, Manitoba - (May 17, 2006) Medicure Inc. (TSX:MPH/Amex: MCU), a cardiovascular drug discovery and development company, today announced data from two poster presentations on the Phase II MATCHED study at the 21st Annual Meeting of the American Society of Hypertension (ASH). The posters were presented by the study’s principal investigator, Dr. Yves Lacourcière, Director of the Hypertension Research Unit, Centre Hospitalier de l'Université Laval Sainte-Foy, Québec.

Data presented from the poster titled “The Combination of MC-1 and Lisinopril Has Beneficial Effects on Carbohydrate and Lipid Metabolism in Hypertensives with Type 2 Diabetes Mellitus” included previously released metabolic results as well as new lipid results from MATCHED:

  The 300mg/20mg (MC-1/lisinopril) dose of MC-4232 had a reduction in fasting serum glucose of 1.45 mmol/L (p=0.026) versus placebo.
  In patients with elevated baseline triglycerides (>1.7mmol/L), the 300mg/20mg dose of MC-4232 had a reduction of 0.7 mmol/L (p=0.040) versus baseline.
  In patients with elevated baseline LDL (>22.6 mmol/L), the 300mg/20mg dose of MC-4232 had a reduction of 0.4 mmol/L (p=0.045) versus baseline.

“We were very pleased to be able to present the MATCHED data at ASH,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “The additional lipid data presented at the conference further demonstrates MC-4232’s clinical efficacy in an important cardiovascular endpoint. This data further supports our strategy for the broad application of MC-1 for chronic use in combination with existing cardiovascular and metabolic products including ACE inhibitors (MC-4232), ARBs (MC-4262) and others future products.”

Data presented from the poster titled “Evaluation of the Antihypertensive Effects of MC-1 Alone and in Combination with Lisinopril on Ambulatory BP in Hypertensive Patients with Type 2 Diabetes Mellitus” included the previously released hypertension results from MATCHED:

  The 300mg/20mg dose of MC-4232 had a reduction in mean daytime ambulatory systolic blood pressure (MDASBP) of 12.0 mmHg (p < 0.0001) from baseline after 8 weeks of therapy as compared to 7.5 mmHg with 20mg lisinopril monotherapy, equating to an additional 4.5 mmHg reduction (p = 0.130).
  The 300mg/20mg dose of MC-4232 had a reduction in mean daytime ambulatory diastolic blood pressure (MDADBP) of 7.5 mmHg (p < 0.0001) from baseline after 8 weeks of therapy as compared to a 4.1 mmHg reduction with 20mg lisinopril monotherapy, equating to an additional 3.4 mmHg reduction (p = 0.060).

Medicure completed the Phase II MATCHED study (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics) in September 2005. MATCHED was a randomized, parallel group, cross-over, double-blind, placebo-controlled comparison of 100, 300 or 1000 mg of MC-1 alone and in combination with 20 mg of lisinopril. The study results are based on a population of 120 patients with coexisting type II diabetes and hypertension from 12 sites across Canada. The trial was conducted under the guidance and direction of the internationally recognized hypertension specialist, Yves Lacourcière, MD, FRCP, FACP, Director of the Hypertension Research Unit, Centre Hospitalier de l'Université Laval Sainte-Foy, Québec.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 – in late stage clinical development
  Four positive Phase II trials completed
  FDA Fast Track designation for MC-1
  Unique products addressing major, inadequately served markets
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com